Exhibit (a)(5)(5)

UNITED STATES DISTRICT COURT

WESTERN DISTRICT OF MICHIGAN

SOUTHERN DIVISION

SHANNON STORM, On Behalf of Herself and All	)
Others Similarly Situated,	)
)
Plaintiff,	)	Civil Action No.
)
v.	)
)
X-RITE, INC., THOMAS J. VACCHIANO, JOHN E.	)
UTLEY, GIDEON ARGOV, BRADLEY J. COPPENS,	)
DAVID A. ECKERT, COLIN M. FARMER, DANIEL	)
M. FRIEDBERG, L. PETER FRIEDER, MARK D.	)
WEISHAAR, DANAHER CORPORATION, and	)
TERMESSOS ACQUISITION CORP.,	)
)
Defendants.	)
)
)

CLASS ACTION COMPLAINT

Plaintiff, Shannon Storm, (“Plaintiff”), on behalf of herself and all others similarly situated, by her attorneys, alleges the following upon information and belief, except as to those allegations pertaining to Plaintiff which are alleged upon personal knowledge:

SUMMARY OF THE ACTION

1. This is a shareholder class action brought by Plaintiff on behalf of holders of the common stock of X-Rite, Inc. (“X-Rite” or the “Company”) to enjoin the acquisition of the publicly owned shares of X-Rite common stock by Danaher Corporation (“Danaher”) and Termessos Acquisition Corp. (“Merger Sub”) as detailed herein.

2. On April 10, 2012, X-Rite announced that it had entered into a definitive merger agreement (the “Merger Agreement”) pursuant to which Danaher will acquire the stock of X-Rite for approximately $625 million in cash including the assumption of debt, net of cash. Under the terms of the transaction, X-Rite shareholders will receive $5.55 in cash for each share of X-Rite common stock held.

3. Specifically, pursuant to the Merger Agreement dated April 10, 2012 entered into between X-Rite, Danaher, and Merger Sub, Merger Sub shall commence a cash tender offer (the “Tender Offer”) to purchase all outstanding shares of X-Rite common stock at a purchase price of $5.55 per share in cash, to be followed by a merger of Merger Sub with and into the Company.

4. Concurrently with the execution of the Merger Agreement, each of OEPX, LLC (“OEPX”), Sagard Capital Partners, L.P. (“Sagard”) and “Tinicum,” consisting of Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund and Tinicum Capital Partners II Executive Fund, entered into a separate tender and support agreement (the “Support Agreements”) with Danaher and Merger Sub whereby such shareholder committed to tender shares equaling 40% of the Company’s total outstanding Shares (the “Covered Shares”). Each of OEPX, Sagard and Tinicum has further stated its intent to tender in the Offer all of the remaining Shares held by such shareholder and its affiliates, which together with the Covered Shares, represents an aggregate of approximately 68% of the total outstanding Shares.

5. On April 17, 2012, Merger Sub commenced the Tender Offer with the filing of its Tender Offer Statement on Schedule TO (“TO”) with the Securities and Exchange Commission (“SEC”). X-Rite filed its Recommendation Statement in connection with the Tender Offer on Schedule 14D-9 with the SEC on the same date (“14D-9” and collectively with the TO, the “Disclosure Documents”). The Tender Offer is currently scheduled to expire at midnight on Monday, May 14, 2012, unless it is extended or earlier terminated. Following the Tender Offer, Danaher will then acquire any X-Rite shares not purchased in the Tender Offer in a second-step merger (collectively, the Tender Offer and the second-step merger are referred to herein as the “Proposed Transaction”).

6. In approving the Proposed Transaction, the Individual Defendants have breached their fiduciary duties by, among other things, agreeing to sell to X-Rite without obtaining adequate, fair and maximum consideration under the circumstances.

7. Moreover, the Board has exacerbated its breach of fiduciary duties by agreeing to lock up the Proposed Transaction with preclusive deal protective devices, including (a) a no-shop provision, (b) a matching rights provision in favor of Danaher, and (c) a termination fee of $16.6 million that X-Rite must pay to Danaher in order to pursue a superior offer.

8. Further, the Disclosure Documents misstate and/or omit material information regarding the Proposed Transaction that is essential to the Company’s public shareholders’ ability to make a fully informed decision on whether to tender their shares in support of the Proposed Transaction.

9. As described below, both the consideration to X-Rite common shareholders contemplated in the Proposed Transaction and the process by which Defendants propose to consummate the Proposed Transaction, including the deficient Disclosure Documents, are fundamentally unfair to Plaintiff and the other common shareholders of the Company. The Individual Defendants’ (as defined herein) conduct constitutes a breach of their fiduciary duties owed to X-Right’s common shareholders, and a violation of applicable legal standards governing the Individual Defendants’ conduct.

10. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual

Defendants’ violations of their fiduciary duties of loyalty, good faith, due care, and full and fair disclosure.

JURISDICTION AND VENUE

11. Jurisdiction is founded upon diversity jurisdiction under 28 U.S.C. §1331 because there is complete diversity between the parties, and the matter in controversy exceeds the sum or value of $75,000.

12. Venue is proper under 28 U.S.C. §1391(b)(2) because X-Rite maintains offices in this District, and a substantial part of the events or omissions giving rise to the claim occurred in this District. Moreover, each of the Individual Defendants as Company officers and/or directors has extensive contacts within this District.

PARTIES

13. Plaintiff currently holds shares of common stock of X-Rite and has held such shares at all relevant times.

14. Defendant X-Rite is a Michigan corporation with its principal executive offices located at 4300 44th Street S.E., Grand Rapids, Michigan 49512. The Company provides precision measurement devices, systems, and processes for a wide variety of color-critical applications. The Company’s products are for use in the graphic arts, retail and industrial markets. X-Rite maintains offices in the United States, Germany, England, Hong Kong, the Czech Republic, France, and Japan. Shares of X-Rite common stock trade on the NASDAQ under the ticker symbol “XRIT.”

15. Defendant Thomas J. Vacchiano has served as President and Chief Executive Officer of the Company since October 1, 2006 and has served as a director of the Company since 2006. Upon information and belief, Mr. Vacchiano is a citizen of the state of Michigan.

16. Defendant John E. Utley has served as the Chairman of the Board of Directors since 2003. Upon information and belief, Mr. Utley is a citizen of London, England.

17. Defendant Gideon Argov has served as a director of the Company since 2006. Upon information and belief, Mr. Argov is a citizen of the state of Massachusetts.

18. Defendant Bradley J. Coppens has served as a director of the Company since 2010. Upon information and belief, Mr. Coppens is a citizen of the state of Michigan.

19. Defendant David A. Eckert has served as a director of the Company since 2008. Upon information and belief, Mr. Eckert is a citizen of the state of Michigan.

20. Defendant Colin M. Farmer has served as a director of the Company since 2008. Upon information and belief, Mr. Farmer is a citizen of the state of New York.

21. Defendant Daniel M. Friedberg has served as a director of the Company since 2008. Upon information and belief, Mr. Friedberg is a citizen of the state of Connecticut.

22. Defendant L. Peter Frieder has served as a director of the Company since 2003. Upon information and belief, Mr. Frieder is a citizen of the state of Michigan.

23. Defendant Mark D. Weishaar has served as a director of the Company since 2003. Upon information and belief, Mr. Weishaar is a citizen of the state of Michigan.

24. Defendants Vacchiano, Utley, Argov, Coppens, Eckert, Farmer, Friedberg, Frieder, and Weishaar are collectively referred to herein as the “Board” or the “Individual Defendants.”

25. Defendant Danaher is a Delaware corporation whose headquarters is located at 2200 Pennsylvania Ave. N.W., Suite 800W Washington, D.C. 20037-1701.

26. Defendant Merger Sub is a Michigan corporation and a wholly-owned subsidiary of Danaher formed solely for the purpose of consummating the Proposed Transaction.

27. Collectively, X-Rite, the Individual Defendants, Danaher, and Merger Sub are referred to herein as the “Defendants.”

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

28. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public shareholders of X-Rite (the “Class”) and owe Plaintiff and the other members of the Class the duties of good faith, fair dealing, and loyalty.

29. By virtue of their positions as directors and/or officers of X-Rite, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause X-Rite to engage in the practices complained of herein.

30. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with due care, including reasonable inquiry. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value shareholders will receive rather than use a change of control to benefit themselves, and to disclose all material information concerning the proposed change of control to enable the shareholders to make an informed voting decision. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) contractually prohibits them from complying with or carrying out their fiduciary duties;

(c) discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

(d) will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

31. The Individual Defendants are also obliged to honor their duty of disclosure to the Company’s shareholders by, inter alia, providing all material information to the shareholders regarding a situation in which they are asked to vote or tender their shares in favor of a proposed merger. This duty of disclosure ensures that the Company’s shareholders have all information that will enable them to make informed, rational and intelligent decisions as to whether to relinquish their ownership in the Company for the consideration offered.

32. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated duties owed to Plaintiff and the other public shareholders of X-Rite, including their duties of loyalty, good faith and independence, and candor, insofar as they, inter alia, engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the public shareholders of X-Rite common stock.

CLASS ACTION ALLEGATIONS

33. Plaintiff brings this action individually and on behalf of the Class. The Class specifically excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.

34. This action is properly maintainable as a class action.

35. The Class is so numerous that joinder of all members is impracticable. As of April 16, 2012, X-Rite had 86,281,412 shares of common stock outstanding. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

36. Questions of law and fact exist that are common to the Class, including, among others:

(a) whether the Individual Defendants have fulfilled and are capable of fulfilling their fiduciary duties owed to Plaintiff and the Class;

(b) whether the Individual Defendants have engaged and continue to engage in a scheme to benefit themselves at the expense of X-Rite shareholders in violation of their fiduciary duties;

(c) whether the Individual Defendants are acting in furtherance of their own self-interest to the detriment of the Class;

(d) whether Defendants have disclosed and will disclose all material facts in connection with the Proposed Transaction; and

(e) whether Plaintiff and the other members of the Class will be irreparably damaged if Defendants are not enjoined from continuing the conduct described herein.

Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

37. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

38. Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

A. Background

39. X-Rite Incorporated develops, manufactures, markets, and supports color solutions through measurement instrumentation systems, software, color standards, and services in the United States, Europe, and the Asia Pacific. Its measurement instrumentation systems include colorimeters utilized to measure printed colors on packages, labels, textiles, and other materials; spectrophotometers, which measure light at various points over the visible spectrum; densitometers that are instruments that measure optical or photographic density, compare such measurement to a reference standard, and signal the result to the operator of the instrument; spectrodensitometers, which combine the function of a densitometer with the functions of a colorimeter and a spectrophotometer; and sensitometers that are used to expose various types of photographic film for comparing with a reference standard. The Company also provides software and databases that allow the users to collect and store color measurement data, compare that data to established standards and databases, communicate color results, and formulate colors from a database. In addition, it offers standards product line comprising products for the communication and reproduction of color digitally or in print for establishing color standardization; and support services that provide customers, an access to color professional specialists, training, and technical support through color seminars, classroom workshops, on-site consulting, and interactive media development, as well as service repair operations. Further, the company provides retail paint matching systems for home centers, mass merchants, hardware stores, and paint retailers. It serves printing, packaging, photography, graphic design, video, automotive, paints, plastics, textiles, and dental and medical markets through sales personnel, independent sales representatives, and dealers.

40. The Company has demonstrated significant growth potential. In a November 3, 2011 press release, the Company announced positive 3Q 2011 financial results:

•	Net sales of $57.0 million, up 2.8 percent from the third quarter 2010, and up 9.4 percent on a year to date basis

•	Operating income of $8.4 million, up $1.5 million or 20.5 percent from the third quarter 2010, and up 40.7 percent on a year to date basis

•	Net income of $7.0 million, up $7.1 million from the third quarter 2010

•	Fully diluted earnings of $0.08 per share, up from $0.00 per share in the third quarter 2010

•

Adjusted EBITDA of $14.9 million, up $1.7 million from the third quarter 2010. Adjusted EBITDA was 26.1 percent of net sales for the third quarter of 2011 compared to 24.0 percent of net sales for the third quarter 2010

41. In a March 13, 2012 press release announcing 4Q 2011 financial results, Defendant Vacchian touted X-Rite’s strong performance:

For the full year, X-Rite continued to produce strong cash flows and improve our overall financial strength, including further deleveraging our balance sheet and significantly increasing our net income and earnings per share. As the clear market leader, we will continue to make the investments in new products and technology that should leave us well positioned to drive new sales growth as the global economy recovers.

42. In the same press release, Mr. Vacchiano went on to speak of X-Rite’s positive prospective prospects, stating:

We are encouraged by the continued strong market acceptance of our new product releases and positive financial returns from our strategic investments. Global economic softness which was evident at the end of 2011 continued through the start of 2012. While these conditions are estimated to result in a low single digit decrease in our first quarter 2012 revenues as compared to the first quarter of

2011, we have seen strengthening as we have moved through the quarter. With the successful launch of PantoneLive in March, additional planned new product launches over the course of 2012 and ongoing gains from our key strategic initiatives, we are optimistic about the Company’s overall growth potential and financial performance for the full year.

B. The Proposed Transaction

43. On April 10, 2012, X-Rite issued a press release announcing the Proposed Transaction. The press release stated, in relevant part:

GRAND RAPIDS, Mich., April 10, 2012 – X-Rite, Incorporated (NASDAQ:XRIT) today announced that it has signed a definitive merger agreement with Danaher (NYSE: DHR) under which Danaher will acquire the company for $5.55 per share in cash, or a total of approximately $625 million including the assumption of debt, net of cash. The transaction was unanimously approved by the X-Rite Board of Directors.

The cash tender offer of $5.55 per share is expected to commence within 5 business days. This offer represents a premium of 39% over X-Rite’s closing share price of $4.00 on April 9, 2012, the last trading day prior to the announcement. Certain stockholders representing approximately 68% of the voting power of X-Rite’s outstanding shares intend to tender their shares into the offer.

Thomas J. Vacchiano Jr., X-Rite’s Chief Executive Officer said, “Joining Danaher enhances X-Rite’s ability to achieve our growth goals while realizing a significant and immediate all-cash premium for X-Rite stockholders. Danaher’s global scale, market presence and resources will allow X-Rite to accelerate our growth, particularly for our key strategic initiatives like PantoneLIVE and Appearance solutions. As part of Danaher, X-Rite will be able to expand our access to new markets and complementary technologies.”

Upon completion of the transaction, X-Rite, headquartered in Grand Rapids, Michigan, will operate as a stand-alone company within Danaher’s Product Identification group which is a part of their Industrial Technology Segment. X-Rite’s existing management team will continue to hold key senior leadership positions at the Company following the close of the transaction. X-Rite will continue to do business under its existing X-Rite, Pantone and other leading brands.

Vacchiano continued, “Our commitment to our customers, employees, partners and local communities remains unchanged. We expect X-Rite customers and employees to benefit from our being part of a larger, stronger company focused on growth and innovation and which shares our passion for retaining, developing and recruiting the best talent available.”

The transaction is subject to regulatory approval and customary closing conditions. It is expected to close during the second quarter of 2012.

Centerview Partners acted as financial advisor to X-Rite and Winston & Strawn LLP served as legal advisor to X-Rite.

44. The consideration offered to X-Rite public stockholders in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of X-Rite common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the Company’s prospects for future growth and earnings. The Proposed Transaction will deny Class members their right to share equitably in the true value of the Company. As a result, the Individual Defendants breached the fiduciary duties they owe to the Company’s public shareholders because those shareholders will not receive adequate or fair value for their Company common stock in the Proposed Transaction.

45. Moreover, the Proposed Transaction was driven by the self-interested Individual Defendants looking to cash in on golden parachute payments and cash out their largely illiquid holdings in X-Rite stock. According to the 14D-9, the Individual Defendants will be entitled to receive a total of $4,626,898 in respect of outstanding stock options and cash severance payments should the Proposed Transaction be consummated. Defendant Vacchiano himself stands to receive $4,281,837 from a cash severance payment and the acceleration of vesting on restrict stock, RSU’s, and stock options should the Proposed Transaction be consummated.

46. Furthermore, the Board retained Centerview as the Company’s exclusive financial advisor with respect to a sale or merger of the Company, even though Centerview’s lead partner on the engagement, David Cohen, has ties to One Equity Partners, an affiliate of the Company’s largest shareholder OPEX, and interest in the Company through an One Equity Partners affiliate. Given Cohen’s conflict, Centerview was not in a position to offer independent, disinterested counsel. With the conflicted Centerview as its financial advisor, the Board agreed to several preclusive deal protection devices, while OEPX entered into a Support Agreement to bolster the transaction.

47. Based on the aforementioned, the Proposed Transaction is wrongful, unfair and harmful to X-Rite public shareholders because they will not be able to see a fair return on X-Rite’s strategic growth plan, which is still in the process of being executed. The Proposed Transaction represents an effort by Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members by denying Class members their right to share proportionately and equitably in the true value of the Company.

C. The Preclusive Deal Protection Devices

48. In addition to the woefully inadequate consideration offered to X-Rite shareholders, the entire process deployed by the X-Rite Board is also unfair and inadequate. Namely, as part of the Merger Agreement, the Individual Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

49. Defendants are attempting to circumvent the requirement of a shareholder vote through an irrevocable “Top-Up Option” which the X-Rite Board voted to grant to Danaher. The Top-Up Option is contained in Section 1.4 of the Merger Agreement and provides that once Danaher, Merger Sub, and any of their respective affiliates acquire at least 90% of the outstanding shares of the Company’s common stock, including through exercise of the Top-Up Option, Merger Sub will complete the Merger through a “Short-Form” merger. Specifically, the Merger Agreement provides:

(a) The Company hereby grants to Merger Sub an irrevocable option (the “Top-Up Option”) exercisable only on the terms and conditions set forth in this Section 1.4, to purchase at the Per Share Amount up to that number of newly issued Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Parent and Merger Sub at the time of the exercise of the Top-Up Option, shall constitute one share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares on a fully diluted basis; provided, however, that the Top-Up Option shall not be exercisable for a number of Shares in excess of the Shares authorized and unissued or held in the treasury of the Company at the time of exercise of the Top-Up Option (including as outstanding only options that are vested as of that date or that may vest prior to the End Date, if any). The Top-Up Option shall be exercisable only once, in whole but not in part, after the Acceptance Time and prior to the earlier to occur of (A) the Effective Time and (B) the termination of this Agreement in accordance with its terms.

(b) In the event Merger Sub wishes to exercise the Top-Up Option, Merger Sub shall give the Company written notice, specifying (i) the number of Shares owned by Parent and its Subsidiaries at the time of such notice (giving effect to the acceptance of Shares in the Offer) and (ii) a place and a time for the closing of such purchase. The Company shall, as soon as practicable following receipt of such notice, deliver written notice to Merger Sub specifying, based on the information provided by Merger Sub in its notice, the number of Top-Up Shares to be purchased by Merger Sub. At the closing of the purchase of Top-Up Shares, the aggregate purchase price owed by Merger Sub to the Company for the Top-Up Shares shall be paid to the Company at Parent’s election, either (i) entirely in cash, by wire transfer of same-day funds or (ii) by (A) paying in cash by wire transfer of same-day funds an amount equal to not less than the aggregate par value of the Top-Up Shares and (B) issuing to the Company a promissory note having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash pursuant to the preceding clause (A) (the “Promissory Note”). The Promissory Note (i) shall bear interest at a rate per annum equal to the prime lending rate prevailing from time to time during such period as published in the Wall Street Journal, (ii) shall mature on the first anniversary of the date of execution of the Promissory Note, (iii) shall be full recourse to Parent and Merger Sub, (iv) may be prepaid, at any time, in whole or in part, without premium or penalty, and (v) shall have no other material terms. The Company shall cause to be issued to Merger Sub a certificate representing the Top-Up Shares or, if the Company does not then have certificated Shares, the applicable number of Book-Entry Shares. Such certificates or Book-Entry Shares may include any legends that are required by Federal or state securities Laws.

50. The Top-Up Option is designed to allow Danaher and Merger Sub to acquire the shares of non-tending stockholders without a long-form merger that requires notice, disclosure, and a stockholder vote. After the close of the Tender Offer, Danaher will, through Merger Sub, be the Company’s majority stockholder. In a long-form merger, Danaher would owe a fiduciary duty, including disclosure obligations, and the merger would be subject to review under the entire fairness standard. The Proposed Transaction is structured to attempt to avoid application of the entire fairness standard to the two-step merger. The structure is an inequitable manipulation of the corporate machinery to eliminate the rights of minority stockholders, including their rights to notice, disclosure, a vote and procedural fairness in a cash-out merger.

51. Moreover, §6.3 of the Merger Agreement, contains a “no solicitation” provision barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by Danaher. Section 6.3(a) of the Merger Agreement further requires that the Company terminate any and all prior or on-going discussions with other potential suitors. Despite the fact that Defendants have already “locked up” the transaction in favor of Danaher and precluded the X-Rite Board from soliciting alternative bids, the Merger Agreement provides other ways to guarantee that Danaher will be the Company’s only suitor.

52. Pursuant to §6.3(c) of the Merger Agreement, should an unsolicited buyer arise, the Company must notify Danaher of the buyer’s identity and the terms of its offer within “one (1) Business Day of the Company’s knowledge of any such event.” Further, pursuant to section 6.3(e) of the Merger Agreement, if the Company receives an Acquisition Proposal that the Company Board determines to be a Superior Proposal, the Board must provide written notice to Danaher that it intends to change its recommendation of the Proposed Transaction, and then negotiate with Danaher for at least three business days following Danaher’s receipt of the notice, so that Danaher has the opportunity to adjust the terms and conditions of the Merger Agreement so that the Acquisition Proposal ceases to be a Superior Proposal. Accordingly, the Merger Agreement unfairly assures that any “auction” will favor Danaher and piggy-back upon the due diligence of the foreclosed alternative bidder.

53. In addition, Section 8.1 of the Merger Agreement provides that X-Rite must pay to Danaher a termination fee of $16.6 million, approximately 3.5% of the cash offered in the Proposed Transaction, if the Company decides to pursue another offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

54. Further, concurrently with the execution of the Merger Agreement, each of OEPX, Sagard and Tinicum entered into the Support Agreements with Danaher and Merger Sub whereby such shareholder committed to tender shares equaling 40% of the Company’s total outstanding Shares. Each of OEPX, Sagard and Tinicum has further stated its intent to tender in the Offer all of the remaining Shares held by such shareholder and its affiliates, which together with the Covered Shares, represents an aggregate of approximately 68% of the total outstanding shares.

55. Ultimately, these preclusive deal protection devices illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited alternative acquisition proposal that constitutes, or would reasonably be expected to constitute, a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these provisions will foreclose the new bidder from providing the needed market check of Danaher inadequate offer.

56. Accordingly, because the foregoing process represents a violation of state law, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders have and will continue to suffer absent judicial intervention.

D. Conflicts by Directors

57. The Company’s executive officers and directors have material conflicts of interest and are acting to better their own personal interests through the Proposed Transaction at the expense of X-Rite’s public shareholders.

58. Specifically, according to the 14d-9, and as set forth in the table below, the Individual Defendants stand to receive substantial cash severance payments and benefit from the acceleration of the vesting of illiquid stock holdings upon consummation of the Proposed Transaction:

Executive Officer/Director	Estimated Value of Cash Severance Payments (1)	Estimated Value of Acceleration of Vesting on Restricted Stock, RSUs and Stock Options (2)	Estimated Value of Benefit Plan Continuation (3)	Estimated Tax Gross-Up Payment (4)	Total (5)
Thomas J. Vacchiano	$1,545,000	$1,585,763	$18,348	$1,132,726	$4,281,837
Rajesh K. Shah	$1,022,112	$1,052,276	$15,731	$676,120	$2,766,239
Francis Lamy	$1,273,469	$741,792	$73,260	$—	$2,088,521
Vijender Stalam	$936,000	$495,286	$35,948	$533,139	$2,000,373
John E. Utley	$—	$61,827	$—	$—	$61,827
Gideon Argov	$—	$40,462	$—	$—	$40,462
Bradley J. Coppens	$—	$40,462	$—	$—	$40,462
David A. Eckert	$—	$40,462	$—	$—	$40,462
Colin M. Farmer	$—	$40,462	$—	$—	$40,462
Daniel M. Friedberg	$—	$40,462	$—	$—	$40,462
L. Peter Frieder	$—	$40,462	$—	$—	$40,462
Mark D. Weishaar	$—	$40,462	$—	$—	$40,462

59. The aforementioned conflicts are further evidence of the flawed process leading up to the Proposed Transaction to the detriment of X-Rite’s public shareholders.

E. The Materially Misleading And/Or Incomplete Disclosure Documents

60. The Disclosure Documents fail to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby precluding the shareholders from making a fully informed decision regarding the tender of their shares.

61. For instance, the 14D-9 filed by the Company fails to disclose all of the underlying methodologies, key inputs and multiples relied upon and observed by Centerview. This information is necessary for shareholders to evaluate and properly assess the credibility of the various analyses performed by Centerview and relied upon by the Board in recommending the Proposed Transaction to X-Rite shareholders. In particular, the analyses performed by Centerview neglect to disclose any conclusion or numerical results (in dollars and cents) for the meaning of the multiple or data ranges observed in the 14D-9, and should provide inter alia, the following:

(a) In the Historical Trading Analysis, the rationale for selecting the time period used in the analysis;

(b) In the Selected Companies Analysis, (i) the criteria for selecting the comparable companies used in the analysis; (ii) the multiples observed for each of the companies in the analysis; and (iii) the rationale to apply reference ranges of (a) 8.0x to 9.5x to the Company’s Actual CY 2001 EBITDA and (b) 8.0x to 9.0x to the Company’s Estimated CY 2012 EBITDA in each of the Moderate Growth Case, the Management Presentation Case, and the Wall Street Analyst Estimate in the analysis;

(c) In the Discounted Cash Flow Analysis, (i) the definition of “free cash flows”; (ii) the methodology used to determine the discount rate range of 10.7% to 12.7%, including how weighted average cost of capital was calculated in the analysis; and (ii) the rationale and methodology used to select a terminal EBITDA value range from 8.0x to 10.0x used in the analysis;

(d) In the Selected Precedent Transactions Analysis, (i) the rationale for selecting the transactions used in the analysis; (ii) the dates of each of the transactions used in the analysis; (iii) the multiples observed for each of the selected transactions; and (iv) the rationale to apply a multiple range of 8.9x to 13.8x to the Company’s LTM EBITDA, in the analysis; and

(e) Moreover, while the 14D-9 discloses certain Company projections at page 33, it fails to disclose X-Rite’s free cash flows or even the key inputs necessary to reach free cash flows, which are critical to understanding the basis for those projections.

62. Further, the Background of the Offer section of the 14D-9 contains the following misrepresentations and omissions:

(a) The amount of David Cohen’s interest in the Company through affiliates of One Equity Partners;

(b) The Board’s rationale for retaining Centerview as the Company’s exclusive financial advisor in connection with a potential sale or merger involving the Company, despite the potential conflict of interest arising from David Cohen’s relationship with One Equity Partners, an affiliate of OEPX, the Company’s largest shareholder;

(c) The financial and other terms of the offer that Danaher had previously made to acquire the Company in 2008;

(d) Whether the parties other than Danaher that had participated in the 2008 process conducted by the Company to explore certain strategic and financial alternatives were included in the list of 9 parties identified to contact in January 2012;

(e) Company 1’s explanation for why it was no longer interested in pursuing a strategic transaction with X-Rite;

(f) Company 2’s explanation for why it was no longer interested in pursuing a strategic transaction with X-Rite; and

(g) Company 3’s explanation for why it was no longer interested in pursuing a strategic transaction with X-Rite.

63. Accordingly, because the foregoing process and material misstatements and/or omissions represent a violation of state law, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders have and will continue to suffer absent judicial intervention.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

64. Plaintiff repeats and realleges each allegation set forth herein.

65. The Individual Defendants have violated fiduciary duties of care, loyalty, candor and good faith owed to public shareholders of X-Rite.

66. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in X-Rite.

67. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, and independence owed to the shareholders of X-Rite because, among other reasons, they failed to take steps to maximize the value of X-Rite to its public shareholders.

68. The Individual Defendants dominate and control the business and corporate affairs of X-Rite, and are in possession of private corporate information concerning X-Rite assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of X-Rite which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing shareholder value.

69. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

70. Moreover, the Individual Defendants have failed to fully disclose to Plaintiff and the Class all material information necessary to make an informed decision regarding the Proposed Transaction.

71. As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of X-Rite assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

72. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

73. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

On Behalf of Plaintiff and the Class Against

and Danaher and Merger Sub for Aiding and Abetting

the Individual Defendants’ Breach of Fiduciary Duty

74. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

75. Danaher and Merger Sub have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to X-Rite public shareholders, and have participated in such breaches of fiduciary duties.

76. Danaher and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Danaher and Merger Sub rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

77. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in their favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representatives;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;

C. Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants’ wrongdoing;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

Dated:April 26, 2012	MILBERG LLP

	By:	/s/ Paul Novak
Paul F. Novak
pnovak@milberg.com
One Kennedy Square
777 Woodward Avenue
Suite 890
Detroit, MI 48226
Telephone: (313) 309-3760
Facsimile: (313) 447-2038

Milberg LLP
Benjamin Y. Kaufman
bkaufman@milberg.com
One Pennsylvania Plaza
New York, NY 10119
Telephone: (212 594-5300
Facsimile: (212) 868-1229

FARUQI & FARUQI, LLP
Juan E. Monteverde
369 Lexington Avenue, 10th Fl.
New York, NY10017
Tel.: (212) 983-9330
Fax: (212) 983-9331

Attorneys for Plaintiff